UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2009
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2009

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	$	$	$	$

VOYAGE REVENUES (note 10)	80,124	71,592	155,797	147,897

OPERATING EXPENSES (note 10)
Voyage expenses	222	649	740	1,057
Vessel operating expenses	18,178	20,792	36,919	39,199
Depreciation and amortization	20,160	18,872	39,486	37,662
General and administrative	4,056	5,745	7,611	10,200
Restructuring charge (note 16)	709	—	2,660	—

Total operating expenses	43,325	46,058	87,416	88,118

Income from vessel operations	36,799	25,534	68,381	59,779

OTHER ITEMS
Interest expense (notes 5 and 8)	(16,115)	(31,385)	(33,234)	(68,600)
Interest income	3,508	14,895	7,483	30,967
Realized and unrealized gain (loss) on derivative instruments (note 11)	8,642	41,585	(7,594)	(2,711)
Foreign currency exchange loss (note 8)	(22,379)	(29)	(1,951)	(33,920)
Equity income (loss)	10,133	(1,627)	14,006	(1,691)
Other income — net (note 9)	9	1,085	178	1,004

Total other items	(16,202)	24,524	(21,112)	(74,951)

Net income (loss)	20,597	50,058	47,269	(15,172)

Non-controlling interest in net income (loss)	16,191	18,342	20,882	(4,664)
Dropdown Predecessor’s interest in net income (loss)	—	—	—	894
General Partner’s interest in net income (loss)	1,125	3,316	2,602	2,454
Limited partners’ interest: (note 14)
Net income (loss)	3,281	28,400	23,785	(13,856)
Net income (loss) per:
• Common unit (basic and diluted)	0.10	0.76	0.54	(0.04)
• Subordinated unit (basic and diluted)	(0.05)	0.61	0.44	(0.38)
• Total unit (basic and diluted)	0.07	0.71	0.52	(0.15)
Weighted-average number of units outstanding:
• Common units (basic and diluted)	39,078,943	29,494,930	36,246,589	26,017,738
• Subordinated units (basic and diluted)	9,310,306	13,034,429	9,178,580	13,884,501
• Total units (basic and diluted)	48,389,249	42,529,359	45,425,169	39,902,239
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	June 30,	December 31,
	2009	2008
	$	$
ASSETS
Current
Cash and cash equivalents	94,199	117,641
Restricted cash — current (note 5)	32,221	28,384
Accounts receivable	7,434	5,793
Prepaid expenses	5,843	5,329
Other current assets	1,651	7,266
Current portion of derivative assets (notes 2 and 11)	15,259	13,078
Current portion of net investments in direct financing leases (note 5)	11,393	—
Advances to affiliates (note 10h)	10,176	9,583

Total current assets	178,176	187,074

Restricted cash — long-term (note 5)	610,373	614,565

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $139,539 (2008 - $121,233)	888,481	1,078,526
Vessels under capital leases, at cost, less accumulated depreciation of $121,818 (2008 - $106,975) (note 5)	912,978	928,795
Advances on newbuilding contracts (note 12)	55,661	200,557

Total vessels and equipment	1,857,120	2,207,878

Investment in and advances to joint venture (note 10f)	79,611	64,382
Net investments in direct financing leases (note 5)	394,784	—
Other assets	26,593	27,266
Derivative assets (notes 2 and 11)	35,980	154,248
Intangible assets — net (note 6)	137,240	141,805
Goodwill (note 6)	35,631	35,631

Total assets	3,355,508	3,432,849

LIABILITIES AND EQUITY
Current
Accounts payable (note 10a)	4,871	10,838
Accrued liabilities (note 10a)	31,266	24,071
Unearned revenue	9,098	9,705
Current portion of long-term debt (note 8)	65,617	76,801
Current obligations under capital lease (note 5)	149,285	147,616
Current portion of derivative liabilities (notes 2 and 11)	45,629	35,182
Advances from joint venture partners (note 7)	1,236	1,236
Advances from affiliates (note 10h)	99,723	73,064

Total current liabilities	406,725	378,513

Long-term debt (note 8)	1,265,260	1,305,810
Long-term obligations under capital lease (note 5)	668,587	669,725
Other long-term liabilities (note 5)	54,389	44,668
Derivative liabilities (notes 2 and 11)	93,480	225,420

Total liabilities	2,488,441	2,624,136

Commitments and contingencies (notes 5, 10 and 12)

Equity
Non-controlling interest	23,744	2,862
Partners’ equity	843,323	805,851

Total equity	867,067	808,713

Total liabilities and total equity	3,355,508	3,432,849

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2009	2008
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	47,269	(15,172)
Non-cash items:
Unrealized (gain) loss on derivative instruments (note 11)	(7,043)	5
Depreciation and amortization	39,486	37,662
Foreign currency exchange loss	1,651	34,068
Equity based compensation	184	184
Equity (income) loss	(14,006)	1,691
Accrued interest and other — net	4,346	5,248
Change in non-cash working capital items related to operating activities	17,600	9,471
Expenditures for drydocking	—	(7,896)

Net operating cash flow	89,487	65,261

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	88,519	615,796
Scheduled repayments of long-term debt	(45,493)	(18,433)
Prepayments of long-term debt	(95,900)	(245,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(4,711)	(4,495)
Proceeds from follow-on equity offering net of offering costs	68,532	202,519
Advances to and from affiliates	25,246	362
Decrease in restricted cash	972	1,228
Cash distributions paid	(55,993)	(45,026)
Debt issuance costs	—	(1,329)
Advances from joint venture partners	—	593
Excess of purchase price over the contributed basis of Teekay Nakilat (III) Holdings Corporation (note 10f)	—	(12,192)
Distribution to Teekay Corporation for the purchase of Kenai LNG Carriers (note 10g)	—	(230,000)
Equity distribution from Teekay Corporation	—	3,281

Net financing cash flow	(18,828)	267,304

INVESTING ACTIVITIES
Receipts from direct financing leases	3,259	—
Advances to joint venture	(2,610)	(211,491)
Expenditures for vessels and equipment	(94,750)	(83,082)
Purchase of Teekay Nakilat (III) Holdings Corporation (note 10f)	—	(36,903)
Return of capital from Teekay BLT Corporation (note 10e)	—	(19,600)
Receipt of Spanish re-investment tax credit (note 18)	—	5,431

Net investing cash flow	(94,101)	(345,645)

Decrease in cash and cash equivalents	(23,442)	(13,080)
Cash and cash equivalents, beginning of the period	117,641	91,891

Cash and cash equivalents, end of the period	94,199	78,811

Supplemental cash flow information (note 13)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. dollars and units)

	TOTAL EQUITY
	Partners’ Equity					Non-
					General	controlling
	Common		Subordinated		Partner	Interest	Total
	Units	$	Units	$	$	$	$
Balance as at December 31, 2008	33,338	634,212	11,051	134,291	37,348	2,862	808,713
Net income and comprehensive income	—	19,722	—	4,063	2,602	20,882	47,269
Cash distributions	—	(40,286)	—	(12,598)	(3,109)	—	(55,993)
Proceeds from follow-on equity offering of units, net of offering costs of $3.3 million (note 3)	4,000	67,095	—	—	1,437	—	68,532
Equity based compensation	—	144	—	36	4	—	184
Conversion of subordinated units to common (note 14)	3,684	42,010	(3,684)	(42,010)	—	—	—
Loss on acquisition of interest rate swap (note 10k)	—	(1,278)	—	(324)	(36)	—	(1,638)

Balance as at June 30, 2009	41,022	721,619	7,367	83,458	38,246	23,744	867,067

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
1.	Basis of presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, its wholly owned or controlled subsidiaries, the Dropdown Predecessor, as described below, and variable interest entities for which Teekay LNG Partners L.P. or its subsidiaries are the primary beneficiaries (see Note 12) (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2008. In the opinion of management of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (or the General Partner), these interim consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, and changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.
As required by Statement of Financial Accounting Standards (or SFAS) No. 141, the Partnership accounted for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141, Business Combinations, for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired by the Partnership are retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay Corporation.
On April 1, 2008, the Partnership acquired interests in two liquefied natural gas (or LNG) vessels (or the Kenai LNG Carriers) from Teekay Corporation and immediately chartered the vessels back to Teekay Corporation. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s statement of income and cash flows for the six months ended June 30, 2008 reflect these two vessels, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. The two Kenai LNG Carriers began operations under the ownership of Teekay Corporation on December 13 and 14, 2007, respectively. The effect of adjusting the Partnership’s financial statements to account for this common control exchange increased the Partnership’s net income by $0.9 million for the six months ended June 30, 2008.
The Partnership’s consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the vessels. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. In addition, if the Dropdown Predecessor was capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries, these intercompany loans were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor.
The Partnership evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were issued. The date of issuance of the financial statements was September 30, 2009.
Adoption of New Accounting Pronouncements
In December 2007, the Financial Accounting Standards Board (or FASB) issued SFAS No. 141 (revised 2007), Business Combinations (or SFAS No. 141 (R)). SFAS No. 141 (R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, SFAS No. 141 (R) requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price, and those restructuring costs that an acquirer expected, but was not obligated to incur, be recognized separately from the business combination. SFAS No. 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Partnership’s adoption of SFAS No. 141 (R) prospectively in January 2009 did not have a material impact on the Partnership’s consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. SFAS No. 160 amends Accounting Research Bulletin (or ARB) 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. This statement provides that non-controlling interests in subsidiaries held by parties other than the partners be identified, labeled and presented in the statement of financial position within equity, but separate from the partners’ equity. SFAS No. 160 states that the amount of consolidated net income (loss) attributable to the partners and to the non-controlling interest be clearly identified on the consolidated statements of income (loss). The statement provides for consistency regarding changes in partners’ ownership including when a subsidiary is deconsolidated. Any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value. On January 1, 2009, the Partnership adopted SFAS No. 160 prospectively. The Partnership has applied the presentation and disclosure provisions of SFAS No. 160 to its consolidated financial statements retrospectively.
The consolidated net income attributable to the partners would be different in the three and six months ended June 30, 2009 had the previous requirements in paragraph 15 of ARB 51 continued to have been applied rather than SFAS 160. Under paragraph 15, losses attributable to the non-controlling interest that exceed the entities’ equity capital are charged against the majority interest, as there is no obligation of the non-controlling interest to cover such losses. However, if future earnings do materialize, the majority interest should be credited to the extent of such losses previously absorbed. Pro forma consolidated net income attributed to non-controlling interest and to the partners and pro forma earnings per unit had ARB 51 been applied are as follows:

	Three Months Ended	Six Months Ended
	June 30, 2009	June 30, 2009
	$	$

Net income	20,597	47,269

Pro forma non-controlling interest in net income	11,235	8,373
Pro forma partners’ interest in net income	9,362	38,896

Pro forma net income per unit:
Common unit (basic and diluted)	0.20	0.81
Subordinated unit (basic and diluted)	0.05	0.74
Total unit (basic and diluted)	0.17	0.79
In February 2008, the FASB issued FASB Staff Position (or FSP 157-2) which delayed the effective date of SFAS No. 157, Fair Value Measurements, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, non-financial assets and non-financial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The Partnership’s adoption of the provisions of SFAS No. 157 related to those items covered by FSP 157-2 from January 1, 2009 did not have a material impact on the Partnership’s consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133, which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, by requiring expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures, but does not change the scope or accounting of SFAS No. 133. SFAS No. 161 also amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to clarify that derivative instruments are subject to the concentration-of-credit-risk disclosures of SFAS No. 107. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption permitted. On January 1, 2009, the Partnership adopted the provisions of SFAS No. 161. See Note 11 of the notes to the unaudited consolidated financial statements.
In March 2008, the FASB issued its final consensus on the Emerging Issues Task Force (or EITF) Issue 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships. This issue may impact a publicly traded master limited partnership (or MLP) that distributes “available cash”, as defined in the respective partnership agreements, to limited partners, the general partner, and the holders of incentive distribution rights (or IDRs). This issue addresses earnings-per-unit (or EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of the reporting period when calculating the period’s EPU. This guidance in Issue 07-4 is effective for the Partnership for the fiscal year beginning January 1, 2009 and is applied retrospectively to all periods presented. On January 1, 2009, the Partnership adopted the provisions of Issue 07-4. See Note 14 of the notes to the unaudited consolidated financial statements.
In April 2008, FASB issued FASB Staff Position No. 142-3 (or FSP No. 142-3), Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension of assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. This FSP is effective for the Partnership for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Partnership’s adoption of FSP 142-3 in January 2009 did not have a material impact on the Partnership’s consolidated financial statements.
The Partnership also adopted EITF Issue 08-06 (or EITF 08-06), Equity Method Investment Accounting Considerations. This Issue addresses the impact that SFAS 141 (R) and SFAS 160 might have on the accounting for equity method investments, including accounting for changes in value and changes in ownership levels. The adoption of EITF 08-06 did not have a material impact on the Partnership’s consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
In April 2009, the FASB issued FASB Staff Position No. 107-1 and Accounting Principles Board Opinion 28-1 (or FSP No. 107-1 and APB 28-1), which extend the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments (or SFAS No. 107) to interim financial statements of publicly-traded companies. Prior to FSP No. 107-1 and APB 28-1, fair values for these assets and liabilities were only disclosed once a year. FSP No. 107-1 and APB 28-1 requires that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments listed in SFAS No. 107. FSP No. 107-1 and APB 28-1 is effective prospectively for interim reporting periods ending after June 15, 2009. On April 1, 2009, the Partnership adopted the provisions of FSP No. 107-1 and APB 28-1. See Note 2 of the notes to the consolidated financial statements.
In May 2009, the FASB issued SFAS No. 165, Subsequent Events. SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS No. 165 is effective for interim and annual reporting periods ending after June 15, 2009. The Partnership adopted the provisions of SFAS No. 165 on April 1, 2009 and did not have a material impact on the consolidated financial statements. See Note 19 of the notes to the consolidated financial statements.
2.	Fair Value Measurements
Effective January 1, 2008, the Partnership adopted SFAS No. 157, Fair Value Measurements. In accordance with FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, the Partnership deferred the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Partnership’s fair value measurements.
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosure about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents and restricted cash - The fair value of the Partnership’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.
Long-term debt - The fair values of the Partnership’s fixed-rate and variable-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.
Advances to and from affiliates and joint venture partners - The fair value of the Partnership’s advances to and from affiliates and joint venture partners approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Interest rate swap agreements - The fair value of the Partnership’s interest rate swaps, used for economic hedging purposes, is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the swap counterparties.
Other derivative - The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Toledo Spirit (see Note 10j). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of the Partnership’s projection of future spot market tanker rates, which have been derived from current spot market tanker rates and long-term historical average rates.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The estimated fair value of the Partnership’s financial instruments and categorization using the fair value hierarchy is as follows:

		June 30, 2009		December 31, 2008
		Carrying	Fair	Carrying	Fair
		Amount	Value	Amount	Value
	Fair Value Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level	$	$	$	$

Cash and cash equivalents and restricted cash	—	736,793	736,793	760,590	760,590
Advances to and from joint venture	—	1,400	1,400	(3,799)	(3,799)
Long-term debt (note 8)	Level 2	(1,330,877)	(1,169,242)	(1,382,611)	(1,219,241)
Advances to and from affiliates	—	(89,547)	(89,547)	(63,481)	(63,481)
Advances from joint venture partners (note 7)	—	(1,236)	(1,236)	(1,236)	(1,236)
Derivative instruments (note 11)
Interest rate swap agreements — assets (1)	Level 2	54,957	54,957	167,390	167,390
Interest rate swap agreements — liabilities (1)	Level 2	(136,245)	(136,245)	(243,448)	(243,448)
Other derivative (2)	Level 3	(12,300)	(12,300)	(17,955)	(17,955)

(1)
The fair value of the Partnership’s interest rate swap agreements is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the swap counterparties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as derivative assets and liabilities could vary by a material amount in the near-term. The Partnership’s interest rate swap agreements as at June 30, 2009 and December 31, 2008 include $5.7 million and $0.7 million, respectively, of accrued interest which is recorded in accrued liabilities on the consolidated balance sheets.

(2)
The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Toledo Spirit (see Note 10j). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of Partnership’s projection of future spot market rates, which has been derived from current spot market rates and long-term historical average rates.

The Partnership transacts all of its derivative instruments through financial institutions that are investment-grade rated at the time of the transaction and requires no collateral from these institutions.
Changes in fair value during the six months ended June 30, 2009 for assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

Asset/(Liability)
$

Fair value at December 31, 2008	(17,955)
Total unrealized gains	5,655

Fair value at June 30, 2009	(12,300)

The Partnership has determined that there are no non-financial assets or non-financial liabilities carried at fair value at June 30, 2009.
3.	Equity Offering
On March 30, 2009, the Partnership completed a follow-on equity offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $70.4 million. As a result of the offering, the Partnership raised gross equity proceeds of $71.8 million (including the General Partner’s 2% proportionate capital contribution). In the three months ended June 30, 2009, the Partnership used the total net proceeds after deducting offering costs of $3.3 million from the equity offerings of approximately $68.5 million to prepay amounts outstanding on two of its revolving credit facilities.
4.	Segment Reporting
The Partnership has two reportable segments: its liquefied gas segment and its Suezmax tanker segment. The Partnership’s liquefied gas segment consists of LNG and liquefied petroleum gas (or LPG) carriers subject to long-term, fixed-rate time-charters to international energy companies and Teekay Corporation (see Note 10g). As at June 30, 2009, the Partnership’s liquefied gas segment consisted of fifteen LNG carriers (including four LNG carriers that are accounted for under the equity method and two LNG carriers held by a variable interest entity in which the Partnership is the primary beneficiary) and two LPG carriers. The Partnership’s Suezmax tanker segment consists of eight 100%-owned Suezmax-class crude oil tankers operating on long-term, fixed-rate time-charter contracts to international energy companies. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s audited consolidated financial statements for the year ended December 31, 2008.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following tables include results for these segments for the years presented in these financial statements.

	Three Months Ended June 30,
	2009			2008
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	61,933	18,191	80,124	53,497	18,095	71,592

Voyage (recovery) expenses	(34)	256	222	452	197	649
Vessel operating expenses	12,144	6,034	18,178	13,207	7,585	20,792
Depreciation and amortization	15,193	4,967	20,160	14,234	4,638	18,872
General and administrative (1)	2,398	1,658	4,056	3,048	2,697	5,745
Restructuring charge	315	394	709	—	—	—

Income from vessel operations	31,917	4,882	36,799	22,556	2,978	25,534

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

	Six Months Ended June 30,
	2009			2008
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$

Voyage revenues	119,515	36,282	155,797	109,629	38,268	147,897

Voyage expenses	258	482	740	602	455	1,057
Vessel operating expenses	24,733	12,186	36,919	24,976	14,223	39,199
Depreciation and amortization	29,671	9,815	39,486	28,430	9,232	37,662
General and administrative (1)	4,532	3,079	7,611	5,510	4,690	10,200
Restructuring charge	1,182	1,478	2,660	—	—	—
Income from vessel operations	59,139	9,242	68,381	50,111	9,668	59,779

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	June 30,	December 31,
	2009	2008
	$	$

Total assets of the liquefied gas segment	2,860,148	2,900,689
Total assets of the Suezmax tanker segment	386,233	396,131
Cash and cash equivalents	94,199	117,641
Accounts receivable, prepaid expenses and other current assets	14,928	18,388

Consolidated total assets	3,355,508	3,432,849

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
5.	Leases and Restricted Cash
Capital Lease Obligations
RasGas II LNG Carriers. As at June 30, 2009, the Partnership owned a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.
Under the terms of the RasGas II LNG Carriers capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. During 2008 the Partnership agreed under the terms of its tax lease indemnification guarantee to increase its capital lease payments for the three LNG carriers to compensate the lessor for losses suffered as a result of changes in tax rates. The estimated increase in lease payments is approximately $8.1 million over the term of the lease, with a carrying value of $8.0 million as at June 30, 2009. The Partnership’s carrying amount of the remaining tax indemnification guarantee is $9.4 million. Both amounts are included as part of other long-term liabilities in the Partnership’s consolidated balance sheets. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2042. Although, there is no maximum potential amount of future payments, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at June 30, 2009, the commitments under these capital leases approximated $1,061.1 million, including imputed interest of $591.4 million, repayable as follows:

Year	Commitment
Remainder of 2009	$12.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
2013	$24.0 million
Thereafter	$953.1 million
Spanish-Flagged LNG Carrier. As at June 30, 2009, the Partnership was a party to a capital lease on one LNG carrier (the Madrid Spirit) which is structured as a “Spanish tax lease”. Under the terms of the Spanish tax lease for the Madrid Spirit, which includes the Partnership’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at June 30, 2009, the commitments under this capital lease, including the purchase obligation, approximated 117.4 million Euros ($164.7 million), including imputed interest of 11.7 million Euros ($16.4 million), repayable as follows:

Year	Commitment
Remainder of 2009	25.7 million Euros ($36.0 million)
2010	26.9 million Euros ($37.8 million)
2011	64.8 million Euros ($90.9 million)
Suezmax Tankers. As at June 30, 2009, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at June 30, 2009, the remaining commitments under these capital leases, including the purchase obligations, approximated $214.8 million, including imputed interest of $14.9 million, repayable as follows:

Year	Commitment
Remainder of 2009	$122.4 million
2010	$8.4 million
2011	$84.0 million
The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Operating Lease Obligations
Teekay Tangguh Joint Venture. Teekay Tangguh Holdings Corporation (or Teekay Tangguh) owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture) and is considered a variable interest entity for the Partnership (see Notes 8 and 10e).
As at June 30, 2009, the Teekay Tangguh Joint Venture was a party to operating leases whereby it is the lessor and is leasing its two LNG carriers (or the Tangguh LNG Carriers) to a third party company (or Head Leases). The Teekay Tangguh Joint Venture is then leasing back the LNG carriers from the same third party company (or Subleases). Under the terms of these leases, the third party company claims tax depreciation on the capital expenditures it incurred to lease the vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the Teekay Tangguh Joint Venture. Lease payments under the Subleases are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the third party company is entitled to increase the lease payments under the Sublease to maintain its agreed after-tax margin. The Teekay Tangguh Joint Venture’s carrying amount of this tax indemnification is $11.0 million and is included as part of other long-term liabilities in the accompanying consolidated balance sheets of the Partnership. The tax indemnification is for the duration of the lease contract with the third party plus the years it would take for the lease payments to be statute barred, and ends in 2034. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, the Teekay Tangguh Joint Venture will be required to pay termination sums to the third party company sufficient to repay the third party company’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation. The Head Leases and the Subleases have 20 year terms and are classified as operating leases. The Head Lease and the Sublease for each of the two Tangguh LNG Carriers commenced in November 2008 and March 2009, respectively.
As at June 30, 2009, the total future minimum rental payments to be received and paid under the lease contracts are as follows:

Year	Rental Receipts	Rental Payments
Remainder of 2009	$14,452	$12,536
2010	$28,892	$25,072
2011	$28,875	$25,072
2012	$28,860	$25,072
2013	$28,843	$25,072
Thereafter	$332,563	$382,458
Restricted Cash
Under the terms of the capital leases for the RasGas II LNG Carriers and the Spanish-flagged LNG carrier described above, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposits, will equal the remaining amounts owing under the leases, including the obligations to purchase the Spanish-flagged LNG carrier at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8).
As at June 30, 2009 and December 31, 2008, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $481.9 million and $487.4 million, respectively. As at June 30, 2009 and December 31, 2008, the weighted-average interest rates earned on the deposits were 1.2% and 4.8%, respectively.
As at June 30, 2009 and December 31, 2008, the amount of restricted cash on deposit for the Spanish-Flagged LNG carrier was 107.3 million Euros ($150.6 million) and 104.7 million Euros ($146.2 million), respectively. As at June 30, 2009 and December 31, 2008, the weighted-average interest rates earned on these deposits were 5.0%.
The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $10.1 million and $9.3 million as at June 30, 2009 and December 31, 2008, respectively.
Net Investments in Direct Financing Leases
The Tangguh LNG Carriers commenced their time-charters with The Tangguh Production Sharing Contractors in January and May 2009, respectively. Both time-charters are accounted for as direct financing leases with 20 year terms and the following table lists the components of the net investments in direct financing leases:

	June 30,	December 31,
	2009	2008
	$	$

Total minimum lease payments to be received	759,237	—
Estimated residual value of leased property (unguaranteed)	188,233	—
Initial direct costs	631	—
Less: Unearned income	(541,924)	—

Net investments in direct financing leases	406,177	—

As at June 30, 2009, minimum lease payments to be received by the Partnership under the Tangguh LNG Carrier leases in each of the next five succeeding fiscal years are approximately $19.7 million (remainder of 2009), $38.5 million (2010), $38.5 million (2011), $38.5 million (2012) and $38.5 million (2013). Both leases are scheduled to end in 2029.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
6.	Intangible Assets and Goodwill
As at June 30, 2009 and December 31, 2008, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.
The carrying amount of intangible assets for the Partnership’s reportable segments is as follows:

	June 30, 2009			December 31, 2008
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
Gross carrying amount	179,813	2,739	182,552	179,813	2,739	182,552
Accumulated amortization	(43,459)	(1,853)	(45,312)	(39,031)	(1,716)	(40,747)
Net carrying amount	136,354	886	137,240	140,782	1,023	141,805
Amortization expense of intangible assets for the three and six months ended June 30, 2009 and 2008 were $2.3 million, $2.3 million, $4.6 million and $4.6 million, respectively.
The carrying amount of goodwill as at June 30, 2009 and December 31, 2008 for the Partnership’s liquefied gas segment is $35.6 million.
7.	Advances from Joint Venture Partners

	June 30,	December 31,
	2009	2008
	$	$

Advances from BLT LNG Tangguh Corporation (note 10e)	1,179	1,179
Advances from Qatar Gas Transport Company Ltd. (Nakilat)	57	57

	1,236	1,236

Advances from joint venture partners are non-interest bearing, unsecured and have no fixed payment terms. The Partnership did not incur interest expense from the advances during the three and six months ended June 30, 2009 and 2008.
8.	Long-Term Debt

	June 30,	December 31,
	2009	2008
	$	$

U.S. Dollar-denominated Revolving Credit Facilities due through 2018	148,000	215,000
U.S. Dollar-denominated Term Loans due through 2019	409,059	421,517
U.S. Dollar-denominated Term Loans due through 2021(1)	347,632	314,606
U.S. Dollar-denominated Unsecured Loan (1)	1,144	1,144
U.S. Dollar-denominated Unsecured Demand Loan	14,903	16,200
Euro-denominated Term Loans due through 2023	410,139	414,144

Total	1,330,877	1,382,611
Less current portion	37,435	37,355
Less current portion (variable interest entity)(1)	28,182	39,446

Total	1,265,260	1,305,810

(1)
As at June 30, 2009, long-term debt related to the Teekay Tangguh Joint Venture was $348.8 million (December 31, 2008 — $315.8 million). Teekay Tangguh, a variable interest entity whereby the Partnership is the primary beneficiary, owns 70% of the Teekay Tangguh Joint Venture.

As at June 30, 2009, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $573.8 million, of which $425.8 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $15.6 million (remainder of 2009), $31.6 million (2010), $32.2 million (2011), $32.9 million (2012), $33.7 million (2013) and $427.8 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related security, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at June 30, 2009, totaled $409.1 million, of which $240.9 million bears interest at a fixed rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on three vessels, together with certain other related security and certain guarantees from the Partnership.
Teekay Tangguh owns a 70% interest in the Teekay Tangguh Joint Venture. The Teekay Tangguh Joint Venture owns the Tangguh LNG Carriers and the related 20-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Tangguh, which caused the Partnership to become the primary beneficiary of this variable interest entity (see Notes 10e and 12a). The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at June 30, 2009, totaled $347.6 million and the margins ranged between 0.30% and 0.625%. Interest payments on the loan are based on LIBOR plus margins. Following delivery of the Tangguh LNG Carriers in November 2008 and March 2009, interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due twelve years and three months from each vessel delivery date. As at June 30, 2009, this loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other security and is guaranteed by Teekay Corporation. The Partnership acquired Teekay Corporation’s ownership interest in the Teekay Tangguh Joint Venture on August 10, 2009 and as a result, the rights and obligations of Teekay Corporation under the guarantee have been transferred to the Partnership (see Note 12c).
The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at June 30, 2009, totaled $14.9 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
The Partnership has two Euro-denominated term loans outstanding, which as at June 30, 2009 totaled 292.3 million Euros ($410.1 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases for the LNG carriers the Madrid Spirit and the Catalunya Spirit (see Note 5). Interest payments are based on EURIBOR plus a margin. The term loans have varying maturities through 2023 and monthly payments that reduce over time. The term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related security and guarantees from one of the Partnership’s subsidiaries.
The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at June 30, 2009 and December 31, 2008 was 2.2% and 3.6%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 11). At June 30, 2009, the margins on the Partnership’s long-term debt ranged from 0.3% to 0.8%.
All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to this revaluation, the Partnership recognized foreign exchange losses of $22.4 million, $2.0 million, a nominal amount and $33.9 million for the three and six months ended June 30, 2009 and 2008, respectively.
The aggregate annual long-term debt principal repayments required for periods subsequent to June 30, 2009 are $33.4 million (remainder of 2009), $64.7 million (2010), $280.5 million (2011), $68.0 million (2012), $68.5 million (2013) and $815.8 million (thereafter).
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under its term loans or revolving credit facilities.
9.	Other Income — Net

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	$	$	$	$
Income tax recovery (expense)	49	(8)	299	(88)
Miscellaneous (expense) income	(40)	1,093	(121)	1,092

Other income — net	9	1,085	178	1,004

10.	Related Party Transactions
a) The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with administrative, crew training, advisory, technical and strategic consulting services. During the three and six months ended June 30, 2009 and 2008, the Partnership incurred $2.4 million, $4.9 million, $1.7 million and $3.8 million, respectively, for these services. In addition, as a component of the services agreement, the Teekay Corporation subsidiaries provide the Partnership with all usual and customary crew management services in respect of its vessels. For the three and six months ended June 30, 2009 and 2008, the Partnership incurred $5.8 million, $12.0 million, $6.1 million and $9.3 million, respectively, for crewing and manning costs, of which $3.2 million and $3.7 million was payable to the subsidiaries of Teekay Corporation as at June 30, 2009 and December 31, 2008, respectively, and is included as part of accounts payable and accrued liabilities in the Partnership’s consolidated balance sheets.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
On March 31, 2009, a subsidiary of Teekay Corporation paid $3.0 million to the Partnership for the right to provide certain ship management services to certain of the Partnership’s vessels. This amount is deferred and amortized on a straight-line basis until 2012.
During the six months ended June 30, 2008, $0.5 million of general and administrative expenses attributable to the operations of the Kenai LNG Carriers was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.
During the six months ended June 30, 2008, $3.1 million of interest expense attributable to the operations of the Kenai LNG Carriers was incurred by Teekay Corporation and has been allocated to the Partnership as part of the results of the Dropdown Predecessor.
b) The Partnership reimburses the General Partner for all expenses incurred by the General Partner or its affiliates that are necessary or appropriate for the conduct of the Partnership’s business. During the three and six months ended June 30, 2009 and 2008, the Partnership incurred $0.1 million, $0.3 million, $0.2 million and $0.5 million, respectively, of these costs.
c) The Partnership was a party to an agreement with Teekay Corporation pursuant to which Teekay Corporation provided the Partnership with off-hire insurance for certain of its LNG carriers. During the three and six months ended June 30, 2009 and 2008, the Partnership incurred $0.2 million, $0.5 million, $0.6 million and $1.0 million, respectively, of these costs. The Partnership did not renew this off-hire insurance with Teekay Corporation, which expired during the second quarter of 2009. The Partnership currently obtains third-party off-hire insurance for certain of its LNG carriers.
d) In connection with the Partnership’s initial public offering in May 2005, the Partnership entered into an omnibus agreement with Teekay Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers. In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P. (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.
e) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 70% interest in the Teekay Tangguh Joint Venture, which owns the two Tangguh LNG Carriers and the related 20-year, fixed-rate time-charters to service the Tangguh LNG project in Indonesia. The purchase originally was to be completed on or before the deliveries of both newbuildings to the charterers, which occurred in November 2008 and March 2009, respectively. However, the purchase was delayed in order to determine a satisfactory ownership structure for the transaction and was completed on August 10, 2009 (see Note 12c). The purchase price (net of assumed debt) for Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture amounted to $69.8 million. The customer under the charters for the Tangguh LNG Carriers is The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. The Partnership has operational responsibility for the vessels. The remaining 30% interest in the Teekay Tangguh Joint Venture is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk.
During the six months ended June 30, 2008, the Teekay Tangguh Joint Venture repaid $19.6 million of its contributed capital to one of its joint venture partners, Teekay Corporation. Another $8.4 million was repaid during the remainder of 2008 to the other joint venture partner BLT LNG Tangguh Corporation.
f) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)) which in turn owns 40% of Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture). RasGas 3 Joint Venture owns four LNG carriers (or the RasGas 3 LNG Carriers) and related 25-year, fixed-rate time-charters (with options to extend up to an additional 10 years) to service the expansion of a LNG project in Qatar. The customer is Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. The delivered cost of the four double-hulled RasGas 3 LNG Carriers of 217,000 cubic meters each was approximately $1.0 billion, excluding capitalized interest, of which the Partnership was responsible for 40% upon its acquisition of Teekay Corporation’s interest in the joint venture. The four vessels delivered between May and July 2008.
On May 6, 2008, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III) in exchange for a non-interest bearing and unsecured promissory note. The purchase price (net of assumed debt) of $110.2 million has been paid by the Partnership. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The remaining 60% interest in the RasGas 3 Joint Venture is held by QGTC Nakilat (1643-6) Holdings Corporation (or QGTC 3). The Partnership has operational responsibility for the vessels in this project, although QGTC 3 may assume operational responsibility beginning 10 years following delivery of the vessels.
On December 31, 2008 Teekay Nakilat (III) and QGTC 3 novated a term loan of such parties to the RasGas 3 Joint Venture relating to the RasGas 3 LNG Carries along with the related accrued interest and deferred debt issuance costs. As a result of this transaction the Partnership’s long-term debt and accrued liabilities have decreased by $871.3 million and other assets decreased by $4.1 million. This transaction was offset by a decrease in the Partnership’s advances to the RasGas 3 Joint Venture. Also on December 31, 2008, Teekay Nakilat (III) and QGTC 3 novated their interest rate swap agreements to the RasGas 3 Joint Venture for no consideration. As a result, the RasGas 3 Joint Venture assumed all the rights, liabilities and obligations of Teekay Nakilat (III) and QGTC 3 under the terms of the original term loan and the interest rate swap agreements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
g) In April 2008, the Partnership acquired the two 1993-built Kenai LNG Carriers from Teekay Corporation for $230.0 million. The Partnership financed the acquisition with borrowings under one of its revolving credit facilities. The Partnership chartered the vessels back to Teekay Corporation at a fixed rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional fifteen years). During the three and six months ended June 30, 2009 and 2008, the Partnership recognized revenues of $10.1 million, $20.1 million, $9.1 million and $9.1 million, respectively, from these charters. See Note 1 regarding the Dropdown Predecessor.
h) As at June 30, 2009 and December 31, 2008, non-interest bearing advances to affiliates totaled $10.2 million and $9.6 million, respectively, and non-interest bearing advances from affiliates totaled $99.7 million and $73.1 million, respectively. These advances are unsecured and have no fixed repayment terms.
i) In July 2008, Teekay Corporation signed contracts for the purchase from subsidiaries of I.M. Skaugen ASA (or Skaugen) of two technically advanced 12,000-cubic meter newbuilding Multigas ships (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene. The Partnership agreed to acquire these vessels from Teekay Corporation upon delivery. The vessels are expected to deliver in the second half of 2010 for a total cost of approximately $94 million. Each vessel is scheduled to commence service under 15-year fixed-rate charters to Skaugen.
j) The Partnership’s Suezmax tanker, the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed-hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 17 years, although the charterer has the right to terminate the time-charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. The amounts payable to or receivable from Teekay Corporation are incurred or recognized at the end of the year.
k) In June 2009, Teekay Corporation novated an interest rate swap, with a notional amount of $30.0 million, to the Partnership for no consideration. The transaction was concluded between related parties and thus the interest rate swap was recorded at its carrying value. The excess of the liabilities assumed over the consideration received amounting to $1.6 million has been charged to equity.
11.	Derivative Instruments
The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.
At June 30, 2009, the fair value of the derivative liability relating to the agreement between the Partnership and Teekay Corporation for the Toledo Spirit time-charter contract was $12.3 million. Realized and unrealized gains (losses) relating to this agreement have been reflected in realized and unrealized gain (loss) on derivative instruments in the Partnership’s statements of income (loss). Unrealized losses of $9.3 million and $12.0 million relating to this agreement for the three and six months ended June 30, 2008, respectively, were reclassified from voyage revenues to realized and unrealized gain (loss) on derivative instruments for comparative purposes.
The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. The Partnership has not, for accounting purposes, designated its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings or restricted cash deposits. The unrealized net gain or loss on the Partnership’s interest rate swaps has been reported as realized and unrealized gain (loss) on derivative instruments in the consolidated statements of income (loss). The realized and unrealized gains of $50.9 million and $9.3 million relating to interest rate swaps for the three and six months ended June 30, 2008, respectively, were reclassified from interest expense — $71.8 million and $3.5 million, respectively, and interest income — $(20.9) million and $5.8 million, respectively, to realized and unrealized gain (loss) on derivative instruments for comparative purposes.
The realized and unrealized gain (losses) relating to interest rate swaps and the Toledo Spirit time-charter derivative contract are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	$	$	$	$
Realized (losses) relating to:
Interest rate swaps	(8,736)	(2,202)	(14,637)	(2,706)

Unrealized gains (losses) relating to:
Interest rate swaps	16,801	53,063	1,388	11,965
Toledo Spirit time-charter derivative contract	577	(9,276)	5,655	(11,970)

	17,378	43,787	7,043	(5)

Total realized and unrealized gains (losses) on derivative instruments	8,642	41,585	(7,594)	(2,711)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
As at June 30, 2009, the Partnership was committed to the following interest rate swap agreements:

			Fair Value /	Weighted-
			Carrying Amount	Average	Fixed
	Interest	Principal	of Asset	Remaining	Interest
	Rate	Amount	(Liability)(5)	Term	Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	465,554	(46,725)	27.6	4.9
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	223,666	(40,576)	9.7	6.2
U.S. Dollar-denominated interest rate swaps	LIBOR	30,000	(2,860)	8.4	4.9
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	350,000	(42,628)	16.1	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	475,352	54,957	27.6	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)	EURIBOR	410,139	(3,456)	15.0	3.8

		1,954,711	(81,288)

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at June 30, 2009, ranged from 0.3% to 0.8% (see Note 8).

(2)	Principal amount reduces quarterly.

(3)	Interest rate swaps held in Teekay Tangguh, a variable interest entity of which the Partnership is the primary beneficiary (see Note 10e).

(4)	Principal amount reduces monthly to 70.1 million Euros ($98.4 million) by the maturity dates of the swap agreements.

(5)	The fair value of the Partnership’s interest rate swap agreements includes $5.7 million of accrued interest which is reflected in accrued liabilities on the consolidated balance sheets.
The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
12.	Commitments and Contingencies
a) In December 2003, the FASB issued FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46(R)). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46(R) requires that this party consolidate the VIE.
The Partnership consolidated Teekay Tangguh and Teekay Nakilat (III) in its consolidated financial statements effective November 1, 2006, as both entities became VIEs and the Partnership became their primary beneficiary on that date upon the Partnership’s agreement to acquire all of Teekay Corporation’s interests in these entities (see Notes 10e and 10f). The Partnership has also consolidated the Skaugen Multigas Carriers that it has agreed to acquire from Teekay Corporation as the Skaugen Multigas Carriers became VIEs and the Partnership became a primary beneficiary when Teekay Corporation purchased the newbuildings on July 28, 2008 (see Note 10i). Upon the Partnership’s acquisition of Teekay Nakilat (III) on May 6, 2008, Teekay Nakilat (III) was no longer a VIE. The assets and liabilities of Teekay Tangguh and the Skaugen Multigas Carriers are reflected in the Partnership’s financial statements at historical cost as the Partnership and the VIE are under common control.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The following table summarizes the combined balance sheets of Teekay Tangguh and the Skaugen Multigas Carriers as at June 30, 2009 and December 31, 2008:

	June 30,	December 31,
	2009	2008
	$	$
ASSETS
Cash and cash equivalents	47,362	22,939
Other current assets	2,666	6,140
Current portion of net investments in direct financing leases	11,393	—
Vessels and equipment
At cost, less accumulated depreciation of $42 (2008 - $620)	3,112	208,841
Advances on newbuilding contracts	55,661	200,557

Total vessels and equipment	58,773	409,398

Net investments in direct financing leases	394,784	—
Other assets	7,766	7,449

Total assets	522,744	445,926

LIABILITIES AND EQUITY
Accounts payable	670	60
Accrued liabilities and other current liabilities (1)	—	26,495
Accrued liabilities and other current liabilities	49,855	24,135
Advances from affiliates and joint venture partner	75,586	50,391
Long-term debt (1)	—	113,611
Long-term debt	320,594	162,693
Other long-term liabilities	64,807	85,551

Total liabilities	511,512	462,936
Total equity	11,232	(17,010)

Total liabilities and total equity	522,744	445,926

(1)	As at June 30, 2009, long-term debt related to newbuilding vessels to be delivered was $nil (December 31, 2008 — $140.1 million).
The Partnership’s maximum exposure to loss at June 30, 2009, as a result of its commitment to purchase Teekay Corporation’s interests in Teekay Tangguh and Skaugen Multigas Carriers, is limited to the purchase price of its interest in both entities, which is expected to be approximately $164 million.
b) In December 2006, the Partnership announced that it has agreed to acquire three LPG carriers from Skaugen, which engages in the marine transportation of petrochemical gases and LPG and the lightering of crude oil, for approximately $33 million per vessel. The first vessel delivered in April 2009 and the remaining two are expected to deliver between 2009 and 2010. The Partnership will acquire the vessels upon their deliveries and will finance their acquisition through existing or incremental debt, surplus cash balances, proceeds from the issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen at fixed rates for a period of 15 years.
c) Subsequent to June 30, 2009, the Partnership acquired Teekay Corporation’s interest in Teekay Tangguh for $69.8 million (net of assurred debt). Upon the Partnership’s acquisition of Teekay Tangguh on August 10, 2009, Teekay Tangguh no longer is a VIE of the Partnership.
13.	Supplemental Cash Flow Information
a) During six months ended June 30, 2009, the Tangguh LNG Carriers commenced their external time-charter contract under direct financing leases. The recognition of the net investments in direct financing leases for both vessels of $409.9 million were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows.
b) In June 2009, Teekay Corporation novated an interest rate swap, with a notional amount of $30.0 million, to the Partnership for no consideration. The transaction was concluded between related parties and thus the interest rate swap was recorded at its carrying value. The excess of the liabilities assumed over the consideration received, amounting to $1.6 million, has been charged to equity and treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.
c) During the six months ended June 30, 2008, the net change in Teekay Corporation’s equity in the Dropdown Predecessor of $224.4 million includes the equity of the Dropdown Predecessor when initially pooled for accounting purposes and any subsequent non-cash equity transactions of the Dropdown Predecessor, and was treated as a non-cash transaction in the Partnership’s consolidated statements of cash flows.
14.	Total Capital and Net Income (Loss) Per Unit
At June 30, 2009, of the Partnership’s total number of units outstanding, 47% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
On March 30, 2009 the Partnership completed a follow-on equity offering of 4.0 million common units (see Note 3).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
Limited Total Rights
Significant rights of the Partnership’s limited partners include the following:
•	Right to receive distribution of available cash within approximately 45 days after the end of each quarter.
•	No limited partner shall have any management power over the Partnership’s business and affairs; the General Partner shall conduct, direct and manage Partnership’s activities.
•
The General Partner may be removed if such removal is approved by unitholders holding at least 66-2/3% of the outstanding units voting as a single class, including units held by our General Partner and its affiliates.

Subordinated Units
All of the Partnership’s subordinated units are held by a subsidiary of Teekay Corporation. Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
On May 19, 2009, 3.7 million subordinated units were converted into an equal number of common units as provided for under the terms of the partnership agreement and participate pro rata with the other common units in distributions of available cash commencing with the August 2009 distribution. The price of the Partnership’s units at the time of conversion was $17.66 on May 19, 2009.
Incentive Distribution Rights
The General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels shown below:

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.4125	98%	2%
Up to $0.4625	98%	2%
Above $0.4625 up to $0.5375	85%	15%
Above $0.5375 up to $0.65	75%	25%
Above $0.65	50%	50%
During the quarters ended June 30, 2009 and 2008, the cash distribution exceeded $0.4625 per unit and, consequently, the assumed distribution of net income (loss) resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income (loss) for the purposes of the net income (loss) per unit calculation.
In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and our General Partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation in accordance with the partnership agreement.
Net Income (Loss) Per Unit
Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor, the non-controlling interest and the General Partner’s interest, by the weighted-average number of units outstanding during the period.
As required by EITF Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income (loss) are calculated as if all net income (loss) was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income (loss); rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Unlike available cash, net income (loss) is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments, and foreign currency translation gains (losses).
The General Partner’s interest in net income (loss) is calculated as if all net income (loss) for the period was distributed according to the terms of the partnership agreement, regardless of whether those earnings would or could be distributed.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
The calculations of the basic and diluted earnings per unit are presented below.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
	$	$	$	$
Net income (loss) attributable to the Partnership	4,406	31,716	26,387	(11,402)
Net income (loss) attributable to:
Common unitholders	3,757	22,489	19,722	(1,849)
Subordinated unitholders	(476)	7,913	4,063	(10,462)
General partner interests	1,125	1,314	2,602	909

Weighted average units outstanding (basic and diluted)
Common unitholders	39,078,943	29,494,930	36,246,589	26,017,738
Subordinated unitholders	9,310,306	13,034,429	9,178,580	13,884,501

Net income (loss) per unit (basic and diluted)
Common unitholders	0.10	0.76	0.54	(0.04)
Subordinated unitholders	(0.05)	0.61	0.44	(0.38)
Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.
15.	Other Information
a) In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and Eni SpA. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011 upon deliveries of the vessels. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. In accordance with an existing agreement, Teekay Corporation is required to offer to the Partnership its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels.
b) Teekay Corporation currently charters the Kenai LNG Carriers from the Partnership and then charters them out to a joint venture between Marathon Oil Corporation and ConocoPhillips. When this joint venture ceases to charter the Kenai LNG Carriers, Teekay Corporation will have the right to cause the conversion of the carriers to LNG floating production, storage and offload units (or FLNG). If converted, Teekay Corporation would initially pay conversion costs and continue to pay the time-charter rate, adjusted to reflect the lack of vessel operating expense. Upon delivery of a converted carrier, the Partnership would reimburse Teekay Corporation for the conversion cost, but would receive an increase in the charter rate to account for the capital expenditure to convert the vessel. In addition, because Teekay Corporation is providing at least ten years of stable cash flow to the Partnership, the Partnership has agreed that it will not be required to offer to the Partnership under other existing agreements any re-charter opportunity for the carriers and the Partnership will share in the profits of any future charter or FLNG project in excess of a specified rate of return for the project. The Partnership has granted Teekay Corporation a right of refusal on any sale of the Kenai LNG Carriers to a third party.
One of the Kenai LNG Carriers, the Arctic Spirit, came off charter from Teekay Corporation to the Marathon Oil Corporation/ConocoPhilips joint venture in March 2009, and the Partnership’s subsidiary, Arctic Spirit LLC and Teekay Corporation entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (or MLCI), which gives MLCI the option to purchase the Arctic Spirit for conversion to a FLNG. Because the Partnership charters the Arctic Spirit to Teekay Corporation, Teekay Corporation will continue to pay the Partnership the charter rate while the Arctic Spirit is subject to the option. If MLCI exercises the option and purchases the vessel from the Partnership, the Partnership and Teekay Corporation have the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. If the option is not exercised, the Partnership will continue to charter the Arctic Spirit to Teekay Corporation on the current terms, and Teekay Corporation’s FLNG conversion rights described above will continue. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to a FLNG proceeds, the Partnership and Teekay Corporation will negotiate, along with an equity investment, a similar option for a designee of MLCI to purchase the second Kenai LNG Carrier, the Polar Spirit, for a specified amount when it comes off charter.
16.	Restructuring Charge
During the six months ended June 30, 2009, the Partnership restructured certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay Corporation. The total estimated cost to be incurred in connection with this restructuring plan is approximately $3 million, of which $0.7 million and $2.7 million was incurred for the three and six months ended June 30, 2009, respectively. This restructuring plan is expected to be completed by the end of the year and the carrying amount of the liability as at June 30, 2009 is $0.7 million, which is included as part of accrued liabilities in the Partnership’s consolidated balance sheets.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)
17.	Recent Accounting Pronouncements
In June 2009, FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162. SFAS No. 168 identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In June 2009, FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R). SFAS No. 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140. SFAS No. 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS No. 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The Partnership is currently assessing the potential impacts, if any, on its consolidated financial statements.
18.	Income Taxes
During the three months ended June 30, 2008, the Partnership received a refund on its re-investment tax credit relating to a 2005 annual filing and met the more-likely-than-not recognition threshold relating to this tax benefit during that quarter. As a result, the Partnership reflected this refund as a credit to equity as the original vessel sale transaction was a related party transaction reflected in equity.
19.	Subsequent Events
a) In July 2009, the Partnership declared a cash distribution of $0.57 per unit for the quarter ended June 30, 2009. The cash distribution was paid on August 14, 2009 to all unitholders of record on July 29, 2009.
b) In August 2009, the Partnership acquired Teekay Corporation’s interest in the Teekay Tangguh Joint Venture for $69.8 million (net of assurred debt) (see Note 12c).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2009
PART I — FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW
Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in 2004 by Teekay Corporation, the world’s largest owner and operator of medium sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time-charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we seek to expand our LNG and LPG operations.
Our primary goal is to increase our quarterly distributions to unitholders. During 2008, we increased distributions from $0.53 per unit for the first quarter of 2008 to $0.55 per unit effective for the second quarter of 2008 and to $0.57 per unit effective for the third quarter of 2008 and onwards.
SIGNIFICANT DEVELOPMENTS IN 2009
Equity Offerings and Conversion of Subordinated Units
On March 30, 2009, we completed a follow-on equity offering of 4.0 million common units at a price of $17.60 per unit, for gross proceeds of approximately $71.8 million (including Teekay GP L.L.C.’s (or the General Partner) proportionate capital contribution). As a result of this transaction, Teekay Corporation’s ownership of us was reduced from 57.7% to 53.0% (including its 2% percent General Partner interest). We used the total net proceeds from the offering of approximately $68.5 million to prepay amounts outstanding on two of our revolving credit facilities.
On May 19, 2009, 3.7 million subordinated units held by Teekay Corporation were converted into an equal number of common units as provided for under the terms of the partnership agreement and now participate pro rata with the other common units in distributions of available cash commencing with the August 2009 distribution.
Kenai LNG Carriers
In December 2007, Teekay Corporation acquired two 1993-built LNG carriers (or the Kenai LNG Carriers) from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230 million. The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan.
Teekay Corporation offered these vessels to us in accordance with existing agreements. On April 1, 2008, we acquired these two vessels from Teekay Corporation for a total cost of $230 million and immediately chartered the vessels back to Teekay Corporation for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional fifteen years). The charter rate is fixed and does not provide Teekay Corporation with a profit over the net charter rate Teekay Corporation receives from the Marathon Oil Corporation/ConocoPhillips joint venture unless the joint venture exercises its option to extend the term, in which case Teekay Corporation will recognize a profit. The charter rate also adjusts to account for changes in vessel operating expenses and drydocking costs.
Teekay Corporation and the Marathon Oil Corporation/ConocoPhillips joint venture have agreed that when the joint venture ceases to charter the Kenai LNG Carriers, Teekay Corporation will have the right to cause the conversion of the carriers to LNG floating production, storage and offload units (or FLNG). If converted, Teekay Corporation would initially pay conversion costs and continue to pay the time-charter rate, adjusted to reflect the lack of vessel operating expense. Upon delivery of a converted carrier, we would reimburse Teekay Corporation for the conversion cost, but would receive an increase in the charter rate to account for the capital expenditure to convert the vessel. In addition, because Teekay Corporation is providing at least ten years of stable cash flow to us, we have agreed that it will not be required to offer to us under other existing agreements any re-charter opportunity for the carriers and we will share in the profits of any future charter or FLNG project in excess of a specified rate of return for the project. We have granted Teekay Corporation a right of refusal on any sale of the Kenai LNG Carriers to a third party.
One of the Kenai LNG Carriers, the Arctic Spirit, came off charter from Teekay Corporation to the Marathon Oil Corporation/ConocoPhillips joint venture on March 31, 2009, and our subsidiary Arctic Spirit LLC and Teekay Corporation have entered into a joint development and option agreement with Merrill Lynch Commodities, Inc. (or MLCI), which gives MLCI the option to purchase the vessel for conversion to a FLNG. The agreement provides for a purchase price of $105 million if Teekay Corporation exercises its option to participate in the project, or $110 million if Teekay Corporation chooses not to participate. Under the option agreement, the Arctic Spirit is reserved for MLCI until December 31, 2009 and MLCI may extend the option quarterly through 2010. Because we charter the Arctic Spirit to Teekay Corporation, Teekay Corporation will continue to pay us the charter rate while the Arctic Spirit is subject to the option. If MLCI exercises the option and purchases the vessel from us, we expect MLCI to convert the vessel to a FLNG (although it is not required to do so) and charter it under a long-term charter contract to a third party. We and Teekay Corporation have the right to participate up to 50% in the conversion and charter project on terms that will be determined as the project progresses. If the option is not exercised, we will continue to charter the Arctic Spirit to Teekay Corporation on the current terms, and Teekay Corporation’s floating unit conversion rights described above will continue. In June 2009, Teekay Corporation entered into a short-term time-charter contract for the Arctic Spirit with Malaysia LNG Tiga Sdn Bhd.

Teekay Corporation will continue to charter the other Kenai LNG Carrier, the Polar Spirit, to the Marathon Oil Corporation/Conoco Philips joint venture until April 2010 and the joint venture has options to renew the charter for up to six more years. The agreement with MLCI also provides that if the conversion of the Arctic Spirit to an FLNG proceeds, we and Teekay Corporation will negotiate, along with an equity investment, a similar option for a designee of MLCI to purchase the Polar Spirit for $125 million when it comes off charter.
Commencement of the Skaugen LPG Project
In December 2006, we agreed to acquire upon delivery three LPG carriers (or the Skaugen LPG Carriers) from subsidiaries of I.M. Skaugen ASA (or Skaugen), each of which has a purchase price of approximately $33 million. The first vessel delivered in April 2009 and the remaining two vessels are expected to be delivered by late 2009 and mid-2010. Upon delivery, the vessels will be chartered at fixed rates for 15 years to Skaugen.
Tangguh LNG Project
In November 2006, we agreed to acquire from Teekay Corporation its 70% interest in a joint venture owning two 155,000 cubic meter LNG carriers (or the Tangguh LNG Carriers) and the related 20-year, fixed-rate time-charters to service the Tangguh LNG project in Indonesia. The remaining 30% interest in the joint venture relating to this project (or the Teekay Tangguh Joint Venture) is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk. The customer is The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc.
The two LNG carriers were delivered to the Teekay Tangguh Joint Venture in November 2008 and March 2009, respectively, and the related charters commenced in January 2009 and May 2009, respectively. In August 2009, the Partnership acquired Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture for $69.8 million (net of assumed debt). Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.
OTHER SIGNIFICANT PROJECTS
Agreement to Purchase Skaugen Multigas Carriers
On July 28, 2008, Teekay Corporation signed contracts for the purchase from Skaugen of two technically advanced 12,000-cubic meter newbuilding Multigas vessels (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene. We, in turn, agreed to acquire the vessels from Teekay upon delivery for a total cost of approximately $94 million. Both vessels are scheduled to be delivered in the second half of 2010. Upon delivery, each vessel will commence service under 15-year fixed-rate charters to Skaugen.
Angola LNG Project
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project. The Angola LNG Project is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels will be chartered at fixed rates, subject to inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. Teekay Corporation is required to offer to us its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations. Descriptions of key terms and concepts are included in Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on June 29, 2009.
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance or will affect our future performance are listed below:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. In April 2008, we acquired interests in the two Kenai LNG Carriers, the Arctic Spirit and the Polar Spirit, from Teekay Corporation. This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, our financial statements reflect these vessels and their results of operations of these two vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation, which were December 13 and 14, 2007.

•
Our financial results reflect the consolidation of Teekay Tangguh, Teekay Nakilat (III), and the Skaugen Multigas Carriers prior to our purchase of interests in those entities. On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase (a) its 100% interest in Teekay Tangguh Holdings Corporation (or Teekay Tangguh), which owns a 70% interest in the Teekay Tangguh Joint Venture, and (b) its 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), which owns a 40% interest in Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture). The Teekay Tangguh Joint Venture owns two LNG carriers (or the Tangguh LNG Carriers) and related 20-year time-charters. The RasGas 3 Joint Venture owns four LNG carriers (or the RasGas 3 LNG Carriers) and the related 25-year time-charters. We have been required to consolidate Teekay Tangguh in our consolidated financial statements since November 1, 2006, until we acquired this entity in August 2009, as it was a variable interest entity and we were its primary beneficiary. We likewise consolidated in our financial statements Teekay Nakilat (III) as a variable interest entity of which we were the primary beneficiary from November 1, 2006 until we purchased it on May 6, 2008. After this purchase, Teekay Nakilat (III) was no longer a variable interest entity and we now equity account for Teekay Nakilat (III)’s investment in the RasGas 3 Joint Venture in our consolidated financial statements. On July 28, 2008, Teekay Corporation signed contracts for the purchase of the two Skaugen Multigas Carriers from subsidiaries of Skaugen. We have agreed to acquire the companies that own the Skaugen Multigas Carriers from Teekay Corporation upon delivery of the vessels. Since July 28, 2008, we have consolidated these ship-owning companies in our financial statements as variable interest entities as we are the primary beneficiary. Please read Item 1 — Financial Statements: Notes 10(e), 10(f), and 10(i) — Related Party Transactions and Note 12(a) — Commitments and Contingencies.

Subsidiaries of the Teekay Tangguh Joint Venture entered into a U.K. tax lease in December 2007. Upon delivery of the Tangguh LNG Carriers, subsidiaries of the Teekay Tangguh Joint Venture have leased the vessels to Everest Leasing Company Limited (or Everest) for a period of 20 years under a tax lease arrangement. Simultaneously, Everest have leased the vessels back to other subsidiaries of the Teekay Tangguh Joint Venture for a period of 20 years.

•
Our financial results are affected by fluctuations in the fair value of our derivative instruments. The change in fair value of our derivative instruments is included in our net income (loss) as our derivative instruments are not designated as hedges for accounting purposes. These changes may fluctuate significantly as interest rates and spot tanker rates fluctuate relating to our interest rate swaps and to the agreement we have with Teekay Corporation for the Toledo Spirit time-charter contract, respectively. Please read Item 1 — Financial Statements: Note 2 — Fair Value Measurements and Note 10(j) — Related Party Transactions. The unrealized gains or losses relating to the change in fair value of our derivative instruments do not impact our cash flows.

•
Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, restricted cash, accounts receivable, accounts payable, advances from affiliates and long-term debt are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translations fluctuate based on the strength of the U.S. dollar relative mainly to the Euro and are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities are unrealized foreign currency exchange gains or losses and do not impact our cash flows.

•
The size of our fleet will change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. Please read “— Liquefied Gas Segment” below for further details about certain prior and future vessel deliveries.

•
One of our Suezmax tankers earns revenues based partly on spot market rates. The time-charter for one Suezmax tanker, the Teide Spirit, contains a component providing for additional revenues to us beyond the fixed-hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed-hire rate, our results at the end of each fiscal year may continue to be influenced, in part, by the variable component of the Teide Spirit charter.

•
Our vessel operating costs are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage resulted in crew wage increases during 2007 and 2008. We expect the trend of increasing crew compensation to continue during 2009, however to a lesser extent than has been experienced in recent years. Various cost saving initiatives are planned for 2009 which are expected to help temper the impact that crew wage increases have on overall vessel operating expenses.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. During 2008 to 2009, some of our vessels were off-hire at various points of time due to scheduled and unscheduled maintenance. There were no drydockings in the first half of 2009. Three vessels are scheduled for drydocking in the second half of 2009. During the three and six months ended June 30, 2008, the Partnership incurred 113 and 118 off-hire days relating to drydocking, respectively.

Liquefied Gas Segment
Our fleet includes fifteen LNG carriers (including the four RasGas 3 LNG Carriers, which are accounted for under the equity method, and the two Tangguh LNG Carriers which are held by Teekay Tangguh, which was a variable interest entity until we acquired it from Teekay Corporation in August 2009 — please read Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations: Significant Developments in 2009) and two LPG carriers. All of our LNG and LPG carriers operate under long-term, fixed-rate time-charters. We expect our liquefied gas segment to increase due to the following:
•
As discussed above, we have agreed to acquire upon delivery two additional LPG carriers (or the Skaugen LPG Carriers) from Skaugen for approximately $33 million per vessel upon their deliveries, which are scheduled between late 2009 and mid-2010. Please read Item 1 — Financial Statements: Note 12(b) — Commitments and Contingencies.

•
As discussed above, we have agreed to acquire upon delivery the Skaugen Multigas Carriers from Teekay Corporation for a total cost of approximately $94 million upon their deliveries, which are scheduled during the second half of 2010. Please read item 1 — Financial Statements: Note 10(i) — Related Party Transactions.

•
As discussed above, Teekay Corporation is required to offer to us its 33% ownership interest in the consortium relating to the Angola LNG Project not later than 180 days before delivery of the related four newbuilding LNG carriers. Please read Item 1 — Financial Statements: Note 15 — Other Information.

The following table compares our liquefied gas segment’s operating results for the three and six months ended June 30, 2009 and 2008, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2009 and 2008 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days,	Three Months Ended June 30,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	61,933	53,497	15.8
Voyage (recovery) expenses	(34)	452	(107.5)

Net voyage revenues	61,967	53,045	16.8
Vessel operating expenses	12,144	13,207	(8.0)
Depreciation and amortization	15,193	14,234	6.7
General and administrative (1)	2,398	3,048	(21.3)
Restructuring charge	315	—	100.0

Income from vessel operations	31,917	22,556	41.5

Operating Data:
Revenue Days (A)	1,123	845	32.9
Calendar-Ship-Days (B)	1,182	910	29.9
Utilization (A)/(B)	95.0%	92.9%

(in thousands of U.S. dollars, except revenue days,	Six Months Ended June 30,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	119,515	109,629	9.0
Voyage expenses	258	602	(57.1)

Net voyage revenues	119,257	109,027	9.4
Vessel operating expenses	24,733	24,976	(1.0)
Depreciation and amortization	29,671	28,430	4.4
General and administrative (1)	4,532	5,510	(17.7)
Restructuring charge	1,182	—	100.0

Income from vessel operations	59,139	50,111	18.0

Operating Data:
Revenue Days (A)	2,095	1,750	19.7
Calendar-Ship-Days (B)	2,187	1,820	20.2
Utilization (A)/(B)	95.8%	96.2%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to each segment based on estimated use of corporate resources.
Our liquefied gas segment’s operating results include thirteen LNG and LPG carriers (not including the four RasGas 3 LNG Carriers delivered in 2008, which are accounted for under the equity method following their deliveries between May and July of 2008) and ten LNG and LPG carriers during the six month periods ended June 30, 2009 and 2008, respectively. On April 1, 2008, we purchased from Teekay Corporation the two Kenai LNG Carriers, however, as they are included as a Dropdown Predecessor, they have been included in our results as if they were acquired on December 13 and 14, 2007, respectively, when they began operations under the ownership of Teekay Corporation. During the first half of 2009, both Tangguh LNG Carriers were in operations. The Tangguh Hiri was delivered in November 2008 and its charter commend in January 2009. The Tangguh Sago delivered in March 2009 and its charter commenced in May 2009. The first Skaugen LPG carrier, the Norgas Pan, delivered and commenced its charter in April 2009. As a result, our total calendar-ship-days increased by 20.2% to 2,187 days in the six months ended June 30, 2009 from 1,820 days in the six months ended June 30, 2008. Because Teekay Tangguh was a variable interest entity in which were are the primary beneficiary, the results of the Tannguh LNG Carriers are included in our results for the three and six months ended June 30, 2009.
Net Voyage Revenues. Net voyage revenues increased for the three and six months ended June 30, 2009, from the same periods last year, primarily as a result of:
•
increases of $6.0 million and $9.6 million for the three and six months ended June 30, 2009, due to the commencement of the time-charters for the two Tangguh LNG Carriers in January and May 2009, respectively;

•	increases of $2.7 million and $3.2 million for the three and six months ended June 30, 2009, due to the Catalunya Spirit being off-hire for 34.3 days during 2008 for repairs;
•	increases of $1.0 million for the three and six months ended June 30, 2009, due to the Polar Spirit being off-hire for 18.5 days during the second quarter of 2008;
•	increases of $0.9 million for the three and six months ended June 30, 2009, due to the commencement of the time-charter for the Norgas Pan in April 2009; and
•	increases of $0.2 million for the three and six months ended June 30, 2009, due to the Dania Spirit being off-hire for 15.5 days during the second quarter of 2008;

partially offset by
•
decreases of $2.3 million and $4.7 million for the three and six months ended June 30, 2009, due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to the same period last year; and

•	decreases of a nominal amount and $0.2 million for the three and six months ended June 30, 2009, due to the Dania Spirit being off-hire for 16.8 days during 2009 for repairs of its generator.
Vessel Operating Expenses. Vessel operating expenses decreased for the three and six months ended June 30, 2009, from the same periods last year, primarily as a result of:
•	decreases of $2.3 million for the three and six months ended June 30, 2009, relating to lower crew manning, insurance, and repairs and maintenance costs; and
•
decreases of $0.6 million and $1.3 million for the three and six months ended June 30, 2009, due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments);

partially offset by
•	increases of $1.7 million and $3.2 million for the three and six months ended June 30, 2009, from the deliveries of the Tangguh LNG Carriers in November and March 2009, respectively.
Depreciation and Amortization. Depreciation and amortization increased for the three and six months ended June 30, 2009, from the same periods last year, primarily as a result of:
•
increases of $0.9 million and $1.1 million for the three and six months ended June 30, 2009, from the delivery of the Tangguh Sago in March 2009 prior to the commencement in May 2009 of the external time-charter contract which is accounted for as a direct financing lease; and

•	increases of $0.3 million for the three and six months ended June 30, 2009, from the delivery of the Norgas Pan in April 2009.
Suezmax Tanker Segment
During 2009 and 2008, we operated eight Suezmax-class double-hulled conventional crude oil tankers. All of our Suezmax tankers operate under long-term, fixed-rate time-charters.
The following table compares our Suezmax tanker segment’s operating results for the three and six months ended June 30, 2009 and 2008, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2009 and 2008 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our Suezmax tanker segment:

(in thousands of U.S. dollars, except revenue days,	Three Months Ended June 30,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	18,191	18,095	0.5
Voyage expenses	256	197	29.9

Net voyage revenues	17,935	17,898	0.2
Vessel operating expenses	6,034	7,585	(20.4)
Depreciation and amortization	4,967	4,638	7.1
General and administrative (1)	1,658	2,697	(38.5)
Restructuring charge	394	—	100.0

Income from vessel operations	4,882	2,978	63.9

Operating Data:
Revenue Days (A)	728	678	7.4
Calendar-Ship-Days (B)	728	728	0.0
Utilization (A)/(B)	100%	93.1%

(in thousands of U.S. dollars, except revenue days,	Six Months Ended June 30,
calendar-ship-days and percentages)	2009	2008	% Change

Voyage revenues	36,282	38,268	(5.2)
Voyage expenses	482	455	0.1

Net voyage revenues	35,800	37,813	(5.3)
Vessel operating expenses	12,186	14,223	(14.3)
Depreciation and amortization	9,815	9,232	6.3
General and administrative (1)	3,079	4,690	(34.3)
Restructuring charge	1,478	—	100.0

Income from vessel operations	9,242	9,668	(4.4)

Operating Data:
Revenue Days (A)	1,448	1,406	3.0
Calendar-Ship-Days (B)	1,448	1,456	(0.5)
Utilization (A)/(B)	100.0%	96.6%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
Net Voyage Revenues. Net voyage revenues increased by a nominal amount for the three months ended June 30, 2009 and decreased for the six months ended June 30, 2009, from the same periods last year, primarily as a result of:
•
decreases of $1.3 million and $3.3 million for the three and six months ended June 30, 2009, due to interest-rate adjustments to the daily charter rates under the time-charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income (loss));

partially offset by
•	increases of $0.6 million for the three and six months ended June 30, 2009, due to the European Spirit being off-hire for 24 days during 2008 for a scheduled drydock; and
•	increases of $0.7 million for the three and six months ended June 30, 2009, due to the African Spirit being off-hire for 26 days during 2008 for a scheduled drydock.
Unrealized losses of $9.3 million and $12.0 million relating to the Toledo Spirit time-charter contract for the three and six months ended June 30, 2008, respectively, were reclassified from voyage revenues to realized and unrealized gain (loss) on derivative instruments to conform to the presentation adopted for the current period.
Vessel Operating Expenses. Vessel operating expenses decreased during the three and six months ended June 30, 2009, from the same periods last year primarily as a result of:
•
decreases of $0.4 million and $1.3 million for the three and six months ended June 30, 2009, due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar during such period compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments); and

•	decreases of $1.0 million and $0.7 million for the three and six months ended June 30, 2009, relating to lower crew manning, insurance, and repairs and maintenance costs.
Depreciation and Amortization. Depreciation and amortization increased during the three and six months ended June 30, 2009, from the same periods last year, primarily as a result of increases of $0.2 million and $0.5 million for the three and six months ended June 30, 2009 due to the amortization of the costs associated with the scheduled drydockings during 2008 relating to the European Spirit and the African Spirit.
Other Operating Results
General and Administrative Expenses. General and administrative expenses decreased 29.4% to $4.1 million and 25.4% to $7.6 million for the three and six months ended June 30, 2009, from $5.7 million and $10.2 million for the same periods last year, primarily the result of:
•
decreases of $1.6 million and $2.3 million for the three and six months ended June 30, 2009, relating to lower long-term incentive plan accruals and the impact of our restructuring plan, which reduced the number of shore-based staff in our Spain office;

•	decreases of a nominal amount and $0.3 million for the three and six months ended June 30, 2009, associated with a decrease in ship management fees relating to the Kenai LNG Carriers; and
•	a decrease of $0.2 million for the three and six months ended June 30, 2009, relating to lower corporate expenses;

partially offset by
•	increases of $0.4 million and $0.8 million for the three and six months ended June 30, 2009, associated with corporate and ship management services provided to us by Teekay Corporation subsidiaries.
Restructuring Charge. During 2009, we restructured certain ship management functions from our office in Spain to a subsidiary of Teekay Corporation. The total estimated cost to be incurred in connection with this restructuring plan is approximately $3 million, of which $0.7 million and $2.7 million was incurred in the three and six months ended June 30, 2009, respectively. The restructuring plan is expected to be completed by the end of 2009.
Interest Expense. Interest expense decreased 48.7% to $16.1 million and 51.6% to $33.2 million for the three and six months ended June 30, 2009, from $31.4 million and $68.6 million for the same periods last year. Interest expense primarily reflects interest incurred on our capital lease obligations and long-term debt. These changes were primarily the result of:
•
decreases of $7.2 million and $15.0 million for the three and six months ended June 30, 2009, as the debt relating to Teekay Nakilat (III) was novated to the RasGas 3 Joint Venture on December 31, 2008. Please read Item 1 — Financial Statements: Note 10(f) — Related Party Transactions. The interest expense on this debt is not reflected in our 2009 consolidated interest expense as the RasGas 3 Joint Venture is accounted for using the equity method;

•
decreases of $4.1 million and $9.1 million for the three and six months ended June 30, 2009, due to a decrease of LIBOR rates relating to the long-term debt in Teekay Nakilat Corporation (or Teekay Nakilat). Please read Item 1 — Financial Statements: Note 8 — Long-Term Debt;

•
decreases of $3.6 million and $6.2 million for the three and six months ended June 30, 2009, from the scheduled loan payments on the Catalunya Spirit, and scheduled capital lease repayments on the Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

•
a decrease of $2.8 million for the six months ended June 30, 2009, relating to the interest expense attributable to the operations of the Kenai LNG Carriers that was incurred by Teekay Corporation and allocated to us as part of the results of the Dropdown Predecessor;

•
decreases of $0.6 million and $2.3 million for the three and six months ended June 30, 2009, from declining interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time-charter contracts for these vessels, we received corresponding decreases in charter payments, which are reflected as a decrease to voyage revenues); and

•
decreases of $1.0 million and $2.1 million for the three and six months ended June 30, 2009, due to the effect on our Euro-denominated debt from the weakening of the Euro against the U.S. Dollar during such period compared to the same periods last year;

partially offset by
•
increases of $1.5 million and $2.1 million for the three and six months ended June 30, 2009, relating to debt to finance the purchase of the Tangguh LNG Carriers as the interest on this debt was capitalized in the same periods last year.

Realized and unrealized gains of $71.8 million and $3.5 million relating to interest rate swaps for the three and six months ended June 30, 2008 were reclassified from interest expense to realized and unrealized gain (loss) on derivative instruments to conform to the presentation adopted in the current period.
Interest Income. Interest income decreased 76.5% to $3.5 million and 75.8% to $7.5 million for the three and six months ended June 30, 2009, from $14.9 million and $31.0 million for the same periods last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. These changes were primarily the result of:
•
decreases of $7.3 million and $15.0 million for the three and six months ended June 30, 2009, relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments, as the loan was repaid on December 31, 2008 when the external debt was novated to the RasGas 3 Joint Venture;

•
decreases of $2.6 million and $6.5 million for the three and six months ended June 30, 2009, due to decreases in LIBOR rates relating to the restricted cash in Teekay Nakilat that is used to fund capital lease payments for the RasGas II LNG Carriers;

•	decreases of $0.8 million and $1.0 million for the three and six months ended June 30, 2009, relating to lower interest rates on our bank accounts compared to the same periods last year;
•
decreases of $0.4 million and $0.8 million for the three and six months ended June 30, 2009, due to the effect on our Euro-denominated deposits from the weakening of the Euro against the U.S. Dollar during such periods compared to the same periods last year; and

•
decreases of $0.2 million and $0.4 million for the three and six months ended June 30, 2009, primarily from scheduled capital lease repayments on one of our LNG carriers which was funded from restricted cash deposits.

Realized and unrealized gain (loss) of $(20.9) million and $5.8 million relating to interest rate swaps for the three and six months ended June 30, 2008 were reclassified from interest income to realized and unrealized gain (loss) on derivative instruments to conform to the presentation adopted in the current period.
Realized and Unrealized Gains (Losses) on Derivative Instruments. Net realized and unrealized gains (losses) on derivative instruments decreased 79.3% to a gain of $8.6 million and decreased 181.5% to a loss of $7.6 million for the three and six months ended June 30, 2009, from a gain of $41.6 million and a loss of $2.7 million for the same periods last year as detailed in the table below.

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
(in thousands of U.S. dollars)	$	$	$	$
Realized (losses) relating to:
Interest rate swaps	(8,736)	(2,202)	(14,637)	(2,706)

Unrealized gains (losses) relating to:
Interest rate swaps	16,801	53,063	1,388	11,965
Toledo Spirit time-charter derivative contract	577	(9,276)	5,655	(11,970)

	17,378	43,787	7,043	(5)

Total realized and unrealized gains (losses) on derivative instruments	8,642	41,585	(7,594)	(2,711)

Foreign Currency Exchange Losses. Foreign currency exchange losses were $22.4 million and $2.0 million for the three and six months ended June 30, 2009, compared with losses of a nominal amount and $33.9 million for the same periods last year. These foreign currency exchange losses, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans and restricted cash for financial reporting purposes. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.
Equity Income (Losses). Equity income was $10.1 million and $14.0 million for the three and six months ended June 30, 2009, compared to equity losses of $1.6 million and $1.7 million for the three and six months ended June 30, 2008. These changes are primarily due to the operations of the four RasGas 3 LNG Carriers, which were delivered between May and July 2008, and RasGas 3 Joint Venture’s realized and unrealized gain on its interest rate swaps. The unrealized gain on its interest rate swaps included in equity income for the three and six months ended June 30, 2009 was $20.7 million and $27.7 million, respectively.
Liquidity and Cash Needs
As at June 30, 2009, our cash and cash equivalents was $94.2 million (of which $47.4 million was only available to the Teekay Tangguh Joint Venture), compared to $117.6 million at December 31, 2008 (of which $22.9 million was only available to the Teekay Tangguh Joint Venture). Our total liquidity, including cash equivalents and undrawn long-term borrowings, was $520.0 million as at June 30, 2009, compared to $491.8 million as at December 31, 2008. The increase in liquidity was primarily the result of the equity offering in March 2009 which generated net proceeds of approximately $68.5 million, partially offset by the acquisition of the first Skaugen LPG Carrier for approximately $33 million in April 2009.
Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.
We will need to use certain of our available liquidity or we may need to raise additional capital to finance existing capital commitments. We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, at various times from late-2009 to 2011. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. In addition, as of June 30, 2009, we were also committed to acquiring the two remaining Skaugen LPG Carriers, the two Skaugen Multigas Carriers and Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture. These additional purchase commitments, scheduled to occur in 2009 and 2010, total approximately $230 million. In August 2009, we purchased Teekay Corporation’s interest in the Teekay Tangguh Joint Venture for $69.8 million (net of assurred debt), which we financed from our existing revolving credit facilities. We intend to finance the other purchases with one of our existing revolving credit facilities, incremental debt, surplus cash balances, proceeds from the issuance of additional common units, or combinations thereof. Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.
Cash Flows. The following table summarizes our cash flow for the periods presented:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2009	2008

Net cash flow from operating activities	89,487	65,261
Net cash flow from financing activities	(18,828)	267,304
Net cash flow from investing activities	(94,101)	(345,645)

Operating Cash Flows. Net cash flow from operating activities increased to $89.5 million for six months ended June 30, 2009, from $65.3 million for the same period in 2008, primarily reflecting the increase in operating cash flows from the two Kenai LNG Carriers acquired in April 2008, two Tangguh LNG Carriers having commenced their charters in January and May 2009 and the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates and fluctuations in working capital balances. The number of vessel drydockings tends to be uneven between years.
Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $88.5 million and $615.8 million, respectively, for the six months ended June 30, 2009 and 2008. From time to time we refinance our loans and revolving credit facilities. During the six months ended June 30, 2009, we used these funds primarily to fund LNG newbuilding construction payments in the Teekay Tangguh Joint Venture.
During the six months ended June 30, 2009, the Teekay Tangguh Joint Venture received net proceeds of $60.5 million from long-term debt borrowings which were used to fund LNG newbuilding construction payments. Please read Item 1 — Financial Statements: Note 12(a) — Commitments and Contingencies.
On March 30, 2009, we completed a follow-on equity offering of 4.0 million common units at a price of $17.60 per unit, for net proceeds of approximately $68.5 million. Please read Item 1 — Financial Statements: Note 3 — Equity Offering.
Cash distributions paid during the first half of 2009 increased to $56.0 million from $45.0 million for the same period last year. This increase was the result of:
•	an increase in our quarterly distribution from $0.53 per unit for the first half of 2008 to $0.57 per unit for the first half of 2009; and
•	an increase in the number of units eligible to receive the cash distribution as a result of the equity offerings and private placement of common units subsequent to March 31, 2008.
Subsequent to June 30, 2009, cash distributions totaling $29.2 million were declared with respect to the second quarter of 2009, which was paid in August 2009.
Investing Cash Flows. During the six months ended June 30, 2009, we incurred $94.8 million expenditures for vessels and equipment. These expenditures represent construction payments for the two Skaugen Multigas newbuildings and one of the Tangguh LNG Carriers. The second Tangguh LNG Carrier delivered in March 2009.
Credit Facilities
As at June 30, 2009, we had three long-term revolving credit facilities available which provided for borrowings of up to $573.8 million, of which $425.8 million was undrawn. The amount available under the credit facilities reduces by $15.6 million (remainder of 2009), $31.6 million (2010), $32.2 million (2011), $32.9 million (2012), $33.7 million (2013) and $427.8 million (thereafter). Interest payments are based on LIBOR plus a margin. All revolving credit facilities may be used by us to fund general partnership purposes and to fund cash distributions. We are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of our vessels, together with other related security, and include a guarantee from us or our subsidiaries of all outstanding amounts.
We have a U.S. Dollar-denominated term loan outstanding which, as at June 30, 2009, totaled $409.1 million, of which $240.9 million of the term loan bears interest at a fixed rate of 5.39% and has quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56.0 million for each of three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels together with certain other related security and certain guarantees from us.
The Teekay Tangguh Joint Venture has a loan facility, which, as at June 30, 2009, totaled $347.6 million. Interest payments on the loan are based on LIBOR plus margins. At June 30, 2009, the margins ranged between 0.30% and 0.625%. Following delivery of the Tangguh LNG Carriers in November 2008 and March 2009, interest payments on one tranche under the loan facility are based on LIBOR plus 0.30%, while interest payments on the second tranche are based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95.0 million bullet payment per vessel due twelve years and three months from each vessel delivery date. As at June 30, 2009, this loan facility is collateralized by first-priority mortgages on the two vessels to which the loan relates, together with certain other security and is guaranteed by Teekay Corporation. We acquired Teekay Corporation’s ownership interest in the Teekay Tangguh Joint Venture on August 10, 2009 and as a result, the rights and obligations of Teekay Corporation under the guarantee have been transferred to us.
We have a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at June 30, 2009, totaled $14.9 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced in February 2008. The loan is repayable on demand no earlier than February 27, 2027.
We have two Euro-denominated term loans outstanding which, as at June 30, 2009 totaled 292.3 million Euros ($410.1 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases. Interest payments are based on EURIBOR plus margins. The term loans have varying maturities through 2023 and monthly payments that reduce over time. These loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related security and guarantees from one of our subsidiaries.
The weighted-average effective interest rates for our long-term debt outstanding at June 30, 2009 and December 31, 2008 were 2.2% and 3.6%, respectively. These rates do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt. At June 30, 2009, the margins on our long-term debt ranged from 0.3% to 0.8%.

Our term loans and revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, but not limited to, one or more of the following that restrict the ship-owning subsidiaries from:
•	incurring or guaranteeing indebtedness;
•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•	making dividends or distributions if we are in default;
•	making capital expenditures in excess of specified levels;
•	making certain negative pledges and granting certain liens;
•	selling, transferring, assigning or conveying assets;
•	making certain loans and investments; and
•	entering into a new line of business.
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage and require one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, among other things, pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. As at June 30, 2009, we were in compliance with all covenants in our credit facilities and capital leases.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2009:

		Remainder	2010	2012
		of	and	and	Beyond
	Total	2009	2011	2013	2013
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	920.8	27.3	109.6	121.8	662.1
Commitments under capital leases (2)	214.8	122.4	92.4	—	—
Commitments under capital leases (3)	1,061.1	12.0	48.0	48.0	953.1
Commitments under operating leases (4)	495.3	12.5	50.1	50.2	382.5
Purchase obligations (5)	229.8	102.8	127.0	—	—

Total U.S. Dollar-denominated obligations	2,921.8	277.0	427.1	220.0	1,997.7

Euro-Denominated Obligations: (6)
Long-term debt (7)	410.1	6.1	235.6	14.7	153.7
Commitments under capital leases (2) (8)	164.7	36.0	128.7	—	—

Total Euro-denominated obligations	574.8	42.1	364.3	14.7	153.7

Totals	3,496.6	319.1	791.4	234.7	2,151.4

(1)
Excludes expected interest payments of $24.5 million (remainder of 2009), $84.8 million (2010 and 2011), $70.7 million (2012 and 2013) and $134.3 million (beyond 2013). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at June 30, 2009, plus margins that ranged up to 0.8% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from late-2009 to 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $35.6 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing, although we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 — Financial Statements: Note 5 — Leases and Restricted Cash.

(3)	Existing restricted cash deposits of $481.9 million, together with the interest earned on the deposits, will be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)	We have corresponding leases whereby we are the lessor and expect to receive approximately $463 million for these leases from the remainder of 2009 to 2029.

(5)
We acquired Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture during August 2009. The Tangguh LNG Carriers will provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner owns the remaining 30% interest in the joint venture. The purchase price was $69.8 million (net of assumed debt).

In December 2006, we entered into an agreement to acquire the three Skaugen LPG Carriers from Skaugen, for approximately $33 million per vessel upon their deliveries scheduled between late 2009 and mid-2010. The first vessel was delivered in April 2009 and the other two vessels are scheduled for delivery by late-2009 and mid-2010. In July 2008, Teekay Corporation signed contracts for the purchase of two newbuilding Multigas carriers from Skaugen and we have agreed to purchase these vessels from Teekay Corporation for a total cost of approximately $94 million upon their delivery. Both vessels are scheduled to be delivered in the second half of 2010. Please read Item 1 — Financial Statements: Note 12 — Commitments and Contingencies.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2009.

(7)
Excludes expected interest payments of $2.9 million (remainder of 2009), $9.7 million (2010 and 2011), $4.7 million (2012 and 2013) and $14.7 million (beyond 2013). Expected interest payments are based on EURIBOR at June 30, 2009, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2009. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(8)
Existing restricted cash deposits of $150.6 million, together with the interest earned on the deposits, are expected to equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties can be found in Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2008.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the six months ended June 30, 2009 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future financial condition;
•	results of operations and revenues and expenses, including performance of our liquefied gas segment;
•	our ability to make cash distributions on our units or any increases in quarterly distributions;
•	LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;
•	future capital expenditures and availability of capital resources to fund capital expenditures;
•	offers of vessels and associated contracts to us from Teekay Corporation;
•	delivery dates of newbuildings;
•	the commencement of service of newbuildings under long-term contracts;
•	our liquidity needs;
•	the expected timing, amount and method of financing for the purchase of joint venture interests and vessels, including our five Suezmax tankers operated pursuant to capital leases; and
•	the timing of the acquisition of the Skaugen projects.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in the Partnership’s expenses; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time-charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2008. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2009
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at June 30, 2009, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Remainder					There-		Fair Value
	of 2009	2010	2011	2012	2013	after	Total	Liability	Rate(1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate ($U.S.) (2)	13.5	27.0	32.8	36.0	36.0	483.4	628.7	(582.8)	1.4%
Variable Rate (Euro) (3) (4)	6.1	12.8	222.8	7.1	7.6	153.7	410.1	(356.9)	2.1%

Fixed-Rate Debt ($U.S.)	13.8	24.9	24.9	24.9	24.9	178.7	292.1	(229.5)	4.7%
Average Interest Rate	5.5%	5.4%	5.4%	5.4%	5.4%	4.3%	4.7%

Capital Lease Obligations (5)(6)
Fixed-Rate ($U.S.) (7)	115.7	3.9	80.3	—	—	—	199.9	(199.9)	7.4%
Average Interest Rate (8)	8.9%	5.4%	5.5%	—	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	8.8	17.9	18.4	18.9	19.4	520.3	603.7	(86.1)	5.6%
Average Fixed Pay Rate (2)	5.5%	5.5%	5.5%	5.5%	5.6%	5.6%	5.6%
Contract Amount (Euro) (4) (10)	6.1	12.7	222.9	7.1	7.6	153.7	410.1	(3.5)	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.7%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of June 30, 2009 ranged from 0.3% to 0.8%. Please read Item 1 — Financial Statements: Note 8 — Long-Term Debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2009.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 105.7 million Euros ($148.3 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at June 30, 2009, this amount was 107.3 million Euros ($150.6 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 — Financial Statements: Note 5 — Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at June 30, 2009 totaled $481.9 million, and the lease obligations, which as at June 30, 2009 totaled $469.7 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at June 30, 2009, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $465.6 million and $475.4 million, ($46.7) million and $55.0 million, and 4.9% and 4.8%, respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.
Spot Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 16 years, although the charterer has the right to terminate the time-charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. At June 30, 2009, the fair value of this derivative liability was $12.3 million and the change from reporting period to period has been reflected in realized and unrealized gain (loss) on derivative instruments.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2009
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, which could materially affect our business, financial condition or results of operations.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-137697) FILED WITH THE SEC ON SEPTEMBER 29, 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner

Date: September 30, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)